November 18, 2025

Dimitri Elkin
Chief Executive Officer
Twelve Seas Investment Company III
2685 Nottingham Avenue
Los Angeles, CA 90027

        Re: Twelve Seas Investment Company III
            Amendment No. 2 to Registration Statement on Form S-1
            Filed September 12, 2025
            Amendment No. 3 to Registration Statement on Form S-1
            Filed November 12, 2025
            File No. 333-286408
Dear Dimitri Elkin:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 18, 2025 letter.

Amendments No. 2 and 3 to Registration Statement on Form S-1
Exhibits

1. We note your disclosure in paragraph 21.1 of your Amended and Restated Memorandum of Association filed as Exhibit 3.2 and on page 158 of your registration
       statement that at least five clear days notice will be given of any general meeting.
       With respect to the number of days notice prior to a general meeting called for the purpose of a shareholder vote in connection with an initial business combination, please revise your registration statement and Exhibit 3.2 to be consistent with the minimum dissemination period in Exchange Act Rule 14a-6(q).
 November 18, 2025
Page 2

       Please contact Babette Cooper at 202-551-3396 or Mark Rakip at 202-551-3573 if
you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pamela Long at 202-551-
3765 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Stuart Neuhauser, Esq.